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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 13, 2007

MOVIE STAR, INC.

(Exact Name of Registrant as Specified in Charter)

New York

(State or Other Jurisdiction of Incorporation)

1-5893 (Commission File Number)	13-5651322 (IRS Employer Identification No.)

1115 Broadway, New York, New York (Address of Principal Executive Offices)	10010 (Zip Code)

(212) 684-3400
Registrant’s telephone number, including area code:

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition

On November 14, 2007, Movie Star, Inc. (the “Company”) issued a press release discussing its financial results for the three months ended September 30, 2007, a copy of which is annexed as Exhibit 99.1 hereto. Included in the press release is information relating to the anticipated closing of the transactions contemplated by the Agreement and Plan of Merger and Reorganization, dated as of December 18, 2006 (the “Merger Agreement”) by and among the Company, FOH Holdings, Inc. and Fred Merger Corp.

Item 8.01. Other Events.

On November 13, 2007, the Company issued a press release announcing that it has established November 27, 2007 as the record date for determining the shareholders entitled to receive non-transferable subscription rights to purchase additional shares of Movie Star common stock in its previously announced rights offering, a copy of which is annexed as Exhibit 99.2 hereto. The press release also contains information relating to the anticipated closing of the transactions contemplated by the Merger Agreement.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits:
99.1	Press release, dated November 14, 2007 announcing September 30, 2007 financial results.
99.2	Press release, dated November 13, 2007 announcing record date of non-transferable rights offering

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 15, 2007		MOVIE STAR, INC.
	By:	/s/ Thomas Rende
Thomas Rende Chief Financial Officer (Principal Financial and Accounting Officer)